UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Actuate Corporation

(Name of Subject Company)

Asteroid Acquisition Corporation

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00508B102

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Chief Legal Officer and Corporate Secretary

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Neil Whoriskey

David Leinwand

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$359,254,012	$41,745.32

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 54,432,426 shares of common stock, $0.001 par value per share, of Actuate Corporation (“Actuate”), the estimated maximum number of shares of Actuate common stock that may be acquired in this tender offer (representing as of the close of business on December 12, 2014 (i) 46,696,405 shares of common stock issued and outstanding and (ii) 7,736,021 shares issuable upon the exercise of outstanding options), multiplied by (b) the offer price of $6.60 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation organized in Canada (“OpenText”), to purchase all shares of common stock of Actuate Corporation, a Delaware corporation (“Actuate”), par value $0.001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement (as defined below) (each, a “Share”), that are issued and outstanding, at a price of $6.60 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Actuate Corporation, a Delaware corporation. Actuate’s principal executive offices are located at the BayCenter Campus at 951 Mariners Island Boulevard, Suite 700, San Mateo, California 94404. Actuate’s telephone number at such address is (650) 645-3000.

(b) This Schedule TO relates to the issued and outstanding shares of common stock, par value $0.001 per share, of Actuate, including the associated preferred stock purchase rights issued under that certain Rights Agreement dated as of June 18, 2014 by and between Actuate and Computershare Trust Company, N.A., as Rights Agent (as amended, the “Rights Agreement”). According to Actuate, as of the close of business on December 12, 2014, there were an aggregate of (i) 46,696,405 Shares issued and outstanding and (ii) outstanding options to purchase 7,736,021 Shares of which options to purchase 7,504,683 Shares have an exercise price lower than the Offer Price (as defined in the Offer to Purchaser).

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser and OpenText. The information set forth in Section 9 — “Certain Information Concerning Purchaser and OpenText” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and OpenText,” “Background of the Offer; Contacts with Actuate” and “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11 — “Price Range of Shares; Dividends,” “Certain Effects of the Offer and the Merger” and “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and OpenText” and “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16 — “Background of the Offer; Contacts with Actuate,” “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and OpenText,” “Background of the Offer; Contacts with Actuate” and “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements,” “Conditions to the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 12 and 15 — “ Certain Effects of the Offer and the Merger,” “Source and Amount of Funds” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 16, 2014

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Open Text Corporation on December 5, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)

(a)(5)(B)	Presentation issued by Open Text Corporation on December 5, 2014 (incorporated by reference to the Schedule TO-C filed by Open Text Corporation on December 5, 2014)

(a)(5)(C)	Press Release issued by Open Text Corporation on December 16, 2014

(a)(5)(D)	Form of summary advertisement, published in The Wall Street Journal on December 16, 2014

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated December 5, 2014, by and among Asteroid Acquisition Corporation, Open Text Corporation and Actuate Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)

(d)(2)	Tender and Voting Agreement, dated as of December 5, 2014, by and among Open Text Corporation, Asteroid Acquisition Corporation and certain stockholders of Actuate Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)

(d)(3)	Mutual Non-Disclosure Agreement, dated as of July 24, 2014, by and between Open Text Corporation and Actuate Corporation (incorporated by reference to Exhibit 3 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on December 15, 2014)

(d)(4)	Exclusivity Agreement, dated as of November 8, 2014, by and between Open Text Corporation and Actuate Corporation

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2014

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
	Name: Title:	Gordon A. Davies Chief Legal Officer and Corporate Secretary

ASTEROID ACQUISITION CORPORATION

By:	/s/ Gordon A. Davies
	Name: Title:	Gordon A. Davies President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 16, 2014

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Open Text Corporation on December 5, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)

(a)(5)(B)	Presentation issued by Open Text Corporation on December 5, 2014 (incorporated by reference to the Schedule TO-C filed by Open Text Corporation on December 5, 2014)

(a)(5)(C)	Press Release issued by Open Text Corporation on December 16, 2014

(a)(5)(D)	Form of summary advertisement, published in The Wall Street Journal on December 16, 2014

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated December 5, 2014, by and among Asteroid Acquisition Corporation, Open Text Corporation and Actuate Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)

(d)(2)	Tender and Voting Agreement, dated as of December 5, 2014, by and among Open Text Corporation, Asteroid Acquisition Corporation and certain stockholders of Actuate Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on December 5, 2014)

(d)(3)	Mutual Non-Disclosure Agreement, dated as of July 24, 2014, by and between Open Text Corporation and Actuate Corporation (incorporated by reference to Exhibit 3 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on December 15, 2014)

(d)(4)	Exclusivity Agreement, dated as of November 8, 2014, by and between Open Text Corporation and Actuate Corporation

(g)	Not applicable

(h)	Not applicable